UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Joe E. Boyd
   777 N. Eldridge Parkway
   TX, Houston 77079
2. Issuer Name and Ticker or Trading Symbol
   GlobalSantaFe Corporation (GSF)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   8/31/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Human Resources and Corporate Affairs
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Ordinary Shares            |8/12/ |S   | |160               |D  |$22.98     |3686 1             |D     |                           |
                           |2002  |    | |                  |   |           |                   |      |                           |
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Ordinary Shares            |      |    | |                  |   |           |9083 2             |I     |By 401(k) Plan             |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option (right to buy) |$29.85  |3/4/ |A   |V|50000      |A  |3    |3/4/2|Ordinary Sha|50000  |       |50000       |D  |            |
                      |        |2002 |    | |           |   |     |012  |res         |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Since his most recent report under Section 16(a), the reporting person acquired 721 shares under an Employee Share Purchase Plan in a non-reportable transaction, which shares are included in the end-of-period holdings indicated.
2. Since his most recent report under Section 16(a), the reporting person acquired 63 shares under the 401(k) Plan in a non-reportable transaction, which shares are included in the 401(k) Plan end-of-period holdings indicated.
3. Grant of option to buy ordinary shares under the GlobalSantaFe Corporation 2001 Long-Term Incentive Plan. The options become exercisable in three annual increments of 33.333% each beginning March 4, 2003.